UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE OF 1934
                               (AMENDMENT NO. 1)*



                                      HAVAS
                                      -----
                                (Name of Issuer)

            ORDINARY SHARES, NOMINAL VALUE (EURO)0.40 PER SHARE, AND AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE (1) ORDINARY SHARE
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                     419313101 (AMERICAN DEPOSITARY SHARES)
                     --------------------------------------
                                 (CUSIP Number)



     CEDRIC DE BAILLIENCOURT                         RICHARD A. POLLACK, ESQ.
           TOUR BOLLORE                              SULLIVAN & CROMWELL LLP
    31/32 QUAI DE DION BOUTON                            125 BROAD STREET
      92800 PUTEAUX, FRANCE                          NEW YORK, NEW YORK 10004
  TELEPHONE: (33) 1 46 96 48 97                     TELEPHONE: (212) 558 4000
   TELEFAX: (33) 1 46 96 48 76                       TELEFAX: (212) 558 3588

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 22, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

              NOTE:  Schedules  filed in paper  format  shall  include  a signed
original  and  five  copies  of  the  schedule,   including  all  exhibits.  See
ss.240.13d-7 for other parties to whom copies are to be sent.

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following pages)

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    2    OF    11   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Vincent Bollore
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          AF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 86,464,700
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              -0-
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              86,464,700
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          86,464,700
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.16%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          HC, IN
--------------------------------------------------------------------------------

* The denominator is based on 428,796,914 Ordinary Shares, as reported by Euronext Paris on October 15, 2004 (the most recently available report). 20.52% of the voting rights, based on a total number of voting rights of 421,362,797, as published by the Autorite des Marches Financiers on December 23, 2004.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    3    OF    11   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Bollore Medias Investissements
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          WC, AF
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 86,464,700
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              -0-
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              86,464,700
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          86,464,700
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          20.16%*
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

* The denominator is based on 428,796,914 Ordinary Shares, as reported by Euronext Paris on October 15, 2004 (the most recently available report). 20.52% of the voting rights, based on a total number of voting rights of 421,362,797, as published by the Autorite des Marches Financiers on December 23, 2004.

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    4    OF    11   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Financiere du Loch
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              -0-
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    5    OF    11   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Nord-Sumatra Investissements
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Belgium
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              -0-
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    6    OF    11   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Compagnie de Pont-l'Abbe
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              -0-
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------                             -------------------------------
CUSIP NO.  419313101                             PAGE    7    OF    11   PAGES
                                                      -------    --------
--------------------                             -------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Financiere de Sainte-Marine
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
          (SEE INSTRUCTIONS)                                             (B) [ ]
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
          SOURCE OF FUNDS (SEE INSTRUCTIONS)
    4
          N/A
--------------------------------------------------------------------------------
    5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          France
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER

                              -0-
                         -------------------------------------------------------
   NUMBER OF             8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 -0-
 OWNED BY EACH           -------------------------------------------------------
   REPORTING             9    SOLE DISPOSITIVE POWER
  PERSON WITH
                              -0-
                         -------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-
--------------------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                 [ ]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 1 to Statement on Schedule 13D (the "AMENDMENT NO. 1") amends and supplements the Statement on Schedule 13D, originally filed on October 26, 2004 (the "INITIAL SCHEDULE 13D"), and relates to the ordinary shares, nominal value (euro)0.40 per share (the "ORDINARY SHARES") of Havas, a French societe anonyme (the "ISSUER") with its principal executive offices located at 2 allee de Longchamp, 92281 Suresnes Cedex, France.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2(a)-(c), (f) is hereby amended and supplemented by adding the following two paragraphs at the end of the current description:

Pursuant to an internal restructuring plan undertaken by certain entities indirectly controlled by Mr. Vincent Bollore, on December 22, 2004 each of Financiere du Loch ("FdL"), Nord-Sumatra Investissements ("NSI"), Compagnie de Pont-l'Abbe ("CPA") and Financiere de Sainte-Marine ("FdSM" and, together with FdL, NSI and CPA, the "WITHDRAWING FILING COMPANIES") transferred all Ordinary Shares they held to Bollore Medias Investissements, a French societe par actions simplifiee ("BMI"), which is indirectly controlled by Mr. Bollore. This Amendment No. 1 is being filed on behalf of BMI, the Withdrawing Filing Companies and Mr. Bollore. Following this Amendment No. 1 the Withdrawing Filing Companies shall cease to be members of the filing group with respect to the Ordinary Shares subject to this Amendment No. 1.

The information concerning the name, state of organization, principal business and the principal business address of BMI, and the information concerning the name, business address, present principal occupation, and the citizenship/place of organization of Mr. Bollore and each of the executive officers, directors and controlling persons of BMI is set forth on Exhibit 1 hereto.

Item 2(d)-(e) is hereby replaced and superseded in its entirety by the following description:

(d)-(e) During the last five years, none of BMI, the Withdrawing Filing Companies or Mr. Bollore, nor, to the best of their knowledge, any of the directors, executive officers, general partners or controlling persons of BMI or the Withdrawing Filing Companies has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented by (i) replacing each reference to "the Filing Companies" in the second sentence, third sentence and fifth sentence of the description with "BMI" and (ii) deleting the number "85,870,853" in the first sentence.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby replaced and superseded in its entirety by the following description:

(a) See items 11 and 13 of the cover pages to this Amendment No. 1 for the aggregate number of shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

As of October 15, 2004, there were 428,796,914 Ordinary Shares, as reported by Euronext Paris (the most recently available report). As of December 23, 2004, there were 421,362,797 voting rights, as published by the Autorite des Marches Financiers.

As of the filing date of this Amendment No. 1, BMI beneficially owns 86,464,700 Ordinary Shares, which represents approximately 20.16% of the Ordinary Shares and 20.52%.of the voting rights.

Vincent Bollore indirectly controls BMI, and thus, as of the filing date of this Amendment No. 1, may be considered to have beneficial ownership of the aggregate 86,464,700 Ordinary Shares beneficially owned by BMI, which represents approximately 20.16% of the Ordinary Shares and 20.52%.of the voting rights.

As of the filing date of this Amendment No. 1, none of the Withdrawing Filing Companies beneficially owns any Ordinary Shares.

(b) See items 7 through 10 of the cover pages to this Amendment No. 1for the number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

BMI has both voting power and dispositive power with respect to the Ordinary Shares indicated as owned of record by it in Item 5(a). However, Vincent Bollore, who controls BMI through his indirect controlling interests in the parent companies of BMI, directs the investments and voting of BMI. Thus, Mr. Bollore shares voting power and dispositive power with respect to the Ordinary Shares owned by BMI.

(c) The amended description of Item 2(a)-(c), (f) is incorporate by reference herein.

Exhibit 2 describes the transactions effected by BMI and the Withdrawing Filing Companies since the filing of the Initial Schedule 13D on October 26, 2004. All such transactions were effected on the Paris stock exchange (Euronext Paris).

(d) As described under Item 6 below, proceeds of the sale of Ordinary Shares subject to the Loan (as defined below) must be held in a pledged account for the benefit of the Lender (as defined below). Except as set forth in the preceding sentences or in this Amendment No. 1, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment No. 1.

(e) On December 22, 2004 the Withdrawing Filing Companies transferred all Ordinary Shares they held to BMI and, as a result, ceased to be beneficial owners of more than five percent of the Ordinary Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby replaced and superseded in its entirety by the following description:

On December 21,  2004,  BMI entered  into a loan  arrangement  (the "LOAN") with
Societe  Generale  (the  "LENDER"),  for  a  total  borrowing  amount  of  up to
(euro)200,000,000, secured by a pledge of 55,141,991 Ordinary Shares or, in case BMI elects to sell the Ordinary Shares subject to the Loan, the proceeds of such sale. The Loan has been structured as a forward sale combined with an equity swap. Pursuant to the combined terms of the Loan and the equity swap, BMI retained all ownership rights, including voting rights and the right to receive dividends, and will continue to be exposed to the economic risks of ownership of the Ordinary Shares. The term of the Loan is 5 years, but it may be prepaid at any time by BMI. Pursuant to its terms, the Loan may be repaid, at the option of BMI, by delivery of either the Ordinary Shares subject to the Loan or cash.

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated as of October 26, 2004, which was previously filed, and the Joint Filing Agreement, dated as of December 27, 2004, attached as Exhibit 3 hereto, to the knowledge of BMI, the Withdrawing Filing Companies and Mr. Bollore, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 (including those persons named in Exhibit 1) and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by BMI and the Withdrawing Filing Companies since October 26, 2004

Exhibit 3     Joint Filing Agreement, dated December 27, 2004.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 27, 2004


                                    VINCENT BOLLORE

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    BOLLORE MEDIAS INVESTISSEMENTS

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    FINANCIERE DU LOCH

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    NORD-SUMATRA INVESTISSEMENTS

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    COMPAGNIE DE PONT-L'ABBE

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


                                    FINANCIERE DE SAINT-MARINE

                                    By: /s/ Cedric de Bailliencourt*
                                        ----------------------------------------
                                        Name:  Cedric de Bailliencourt
                                        Title: Attorney-in-fact


* Duly authorized under the Joint Filing Agreement, dated October 26, 2004, appointing Cedric de Bailliencourt agent and attorney-in-fact, by and among Mr. Vincent Bollore, Financiere du Loch, Nord-Sumatra Investissements, Compagnie de Pont-l'Abbe and Financiere de Sainte-Marine, filed as Exhibit 3 to the Schedule 13D filed on October 26, 2004, and incorporated herein by reference.

                                INDEX OF EXHIBITS

Exhibit No.   Exhibit Description
-----------   -------------------

Exhibit 1 Information Concerning Reporting Persons and Their Executive Officers and Directors

Exhibit 2 Transactions in Havas Ordinary Shares by BMI and the Withdrawing Filing Companies since October 26, 2004

Exhibit 3     Joint Filing Agreement, dated December 27, 2004.

                                                                       EXHIBIT 1

      INFORMATION CONCERNING REPORTING PERSONS AND THEIR EXECUTIVE OFFICERS
                                 AND DIRECTORS

Except as otherwise indicated below, all persons named in this Exhibit 1 are French citizens or entities organized under the laws of France.

1.       MR. VINCENT BOLLORE
         -------------------

         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton,
         92800 Puteaux, France.

         Principal Occupation:    President of the Bollore Group.

2.       BOLLORE MEDIAS INVESTISSEMENTS (BMI)
         ------------------------------------

         BMI is ultimately controlled by Mr. Vincent Bollore.

         Principal Business Address:
         Tour Bollore
         31/32 quai de Dion Bouton
         92800 Puteaux, France

         Principal Business:  Holding and acquisition of interests in companies.

         Chief Executive Officer: Mr. Marc Bebon.
                                  Principal Business Address:
                                   Tour Bollore
                                  31/32 quai de Dion Bouton
                                  92800 Puteaux, France.

                                  Principal Occupation:  Treasurer Manager of
                                                         the Bollore Group.

                                  Number of Ordinary Shares owned of record:  0.

                                                                       EXHIBIT 2

    TRANSACTIONS IN HAVAS ORDINARY SHARES BY BMI AND THE WITHDRAWING FILING
                                   COMPANIES
                             FROM: OCTOBER 26, 2004
                             TO: DECEMBER 27, 2004

BMI
---
                                                               NUMBER OF
TRANSACTION                   DATE          PRICE (IN (EURO))   SHARES
-----------             --------------------------------------------------
Purchase                   12/23/2004           4.0400          52,251
Purchase                   12/24/2004           4.0400           7,708
Purchase                   12/27/2004           4.0400          25,000

FdL
---
                                                               NUMBER OF
TRANSACTION                   DATE          PRICE (IN (EURO))   SHARES
-----------             --------------------------------------------------
Purchase                   12/09/2004           4.0700         100,000
Purchase                   12/16/2004           4.0000           8,888


NSI
---
                                                               NUMBER OF
TRANSACTION                   DATE          PRICE (IN (EURO))   SHARES
-----------             --------------------------------------------------
None


CPA
---
                                                               NUMBER OF
TRANSACTION                   DATE          PRICE (IN (EURO))   SHARES
-----------             --------------------------------------------------
None


FdSM
----
                                                               NUMBER OF
TRANSACTION                   DATE          PRICE (IN (EURO))   SHARES
-----------             --------------------------------------------------
Purchase                   12/10/2004           4.0400         400,000

                                                                       EXHIBIT 3

                             JOINT FILING AGREEMENT

The undersigned persons hereby agree that reports on Schedule 13D, and any amendments thereto, may be filed in a single statement on behalf of all such persons, and further, each such person designates Cedric de Bailliencourt as its agent and attorney-in-fact for the purpose of executing any and all such reports required to be made by it with the Securities and Exchange Commission.


Dated: December 27, 2004

                                    VINCENT BOLLORE

                                    By:    /s/ Vincent Bollore
                                           -------------------------
                                    Name:  Vincent Bollore


                                    BOLLORE MEDIAS INVESTISSEMENTS

                                    By:    /s/ Marc Bebon
                                           -------------------------
                                    Name:  Marc Bebon
                                    Title: President